Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Year Ended June 30,	2014	2013	2012	2011	2010

Earnings (a)
Earnings from continuing operations before income taxes	$27,820	$27,052	$22,267	$28,071	$25,013
Add: Fixed charges	674	489	435	349	207
Add: Cash distributions from equity method investments	54	71	74	14	14
Subtract: Income (loss) from equity method investments	(152)	(99)	27	110	18

Total Earnings	$28,700	$27,711	$22,749	$28,324	$25,216

Fixed Charges (b)
Interest expense	$577	$394	$345	$264	$146
Capitalized debt related expenses	20	35	35	31	5
Interest component of rental expense	77	60	55	54	56

Total Fixed Charges	$674	$489	$435	$349	$207

Ratio of Earnings to Fixed Charges	43	57	52	81	122

(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rental expense.